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                               EXHIBIT 1.A(5)(g)
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                                                               EXHIBIT 1.A(5)(g)

PROTECTIVE LIFE INSURANCE COMPANY
P.O. BOX 2606
BIRMINGHAM, ALABAMA 35202

                         TERM RIDER FOR COVERED INSURED

    We have issued this rider as part of the policy to which it is attached. It is issued in return for the application and the payment of the Cost of Insurance for this rider. The Cost of Insurance for this rider is payable at the same time and in the same manner as the cost of insurance for the policy. All the terms of the policy apply to this rider except for those that disagree with this rider.

    COVERED INSURED. Covered Insured means each person so named in an application or supplemental application, if approved by us.

    COST OF INSURANCE. The monthly Cost of Insurance under this rider for each Covered Insured is calculated as (a), multiplied by (b), where:

    (a) is the monthly Cost of Insurance rate for the Covered Insured. This rate is based on the attained age, and rate class of the Covered Insured, and the effective date of coverage. The rates will be determined by us but cannot exceed those in the Table of Guaranteed Maximum Insurance Rates shown in the Policy Schedule.

    (b) is the Benefit Amount for this rider shown in the Policy Schedule.

    DEATH BENEFIT. The Death Benefit shall be the Benefit Amount for this rider that is shown on the Policy Schedule or any supplemental Policy Schedule. We agree to pay the Death Benefit upon receipt of due proof of the death of any Covered Insured. Death must occur while this rider is in force with respect to the Covered Insured. Payment is subject to the provisions of the policy and this rider.

    BENEFICIARY. The Beneficiary will be designated in the application unless changed as provided in the policy.

    CHANGES IN COVERAGE. At any time after the first policy year you can request an increase or decrease in the Benefit Amount for this rider. Your request must be received in writing at our Home Office and is subject to the following conditions:

1. You must submit a supplemental application for an increase in Benefit Amount. We require proof of insurability satisfactory to us. The amount of any increase must be at least $5,000. Any increase approved by us will be effective on the effective date shown in the supplemental Policy Schedule and will be subject to deduction of the first month's Cost of Insurance from the cash value of the policy.

2. Any decrease will go into effect on the monthly anniversary date that falls on or next follows receipt of the request. The decrease will first be applied against increases in the Benefit Amount in the reverse order in which they occurred. It will then be applied against the Benefit Amount provided under the original application. We reserve the right to prohibit any decrease during the first three policy years, for three years following an increase, and for one year following the last decrease. Further more, the Benefit Amount remaining in effect after any decrease cannot be less than $5,000.

    You must submit a supplemental application in order to obtain coverage on any person who was not approved by us as a Covered Insured in the original application. We require evidence of insurability satisfactory to us. The Benefit Amount on any Covered Insured cannot be less than $5,000.

    CONVERSION. Upon termination of this rider, insurance on each Covered Insured under this rider may be converted. In addition, while this rider is in force, insurance on any covered Insured may be converted when coverage on such person terminates. Conversion may be to any plan of whole life or endowment insurance offered by us to similar insureds at the date of conversion. Such plan must have a level death benefit with level premiums. The amount of insurance converted may be for any amount
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up to but not more than such Covered Insured's Benefit Amount. All plans of insurance available on conversion are subject to plan requirements. There will always be at least one such plan available. Evidence of insurability shall not be required upon conversion.

    When insurance on a Covered Insured terminates, this right to convert shall be available for the next 31 days.

    EFFECTIVE DATE OF COVERAGE. The effective date of the coverage under this rider shall be as follows:

1. The Date of Issue shall be the effective date for all coverage provided in the original application.

2. For any insurance applied for by supplemental application, the effective date shall be the date we approve the supplemental application.

3. For any insurance that has been reinstated, the effective date shall be the date we approve the reinstatement.

    MISSTATEMENT OF AGE OR SEX. Questions in the application concern the Covered Insured's date of birth and sex. If the answers to these questions are not correct, the Death Benefit will be adjusted in accordance with the Misstatement of Age or Sex section of the policy.

    SUICIDE. If any Covered Insured commits suicide while sane or insane within two years from the effective date of coverage, the total liability shall be the Cost of Insurance for such person.

    If any Covered Insured commits suicide while sane or insane within two years from the effective date of any increase in Benefit Amount, the total liability with respect to such increase shall be its cost.

    CONTESTABILITY. The contestability limitation contained in the policy applies to claims under this rider. The period of contestability will be measured from the effective date of coverage.

    TERMINATION. The owner may terminate this rider or may terminate coverage on any Covered Insured at any time by written request to us. Termination shall occur on the monthly anniversary day that falls on or next follows the date the request is received by us. The rider shall automatically terminate when the policy is terminated.

    Insurance on any Covered Insured shall terminate when such person attains age 95.

    VALUES.  This rider has no cash or loan values.

    RESERVES. The reserve basis for this rider is the same as the reserve basis for the policy to which it is attached.

    Signed for the Company as of the effective date of coverage.

                                        PROTECTIVE LIFE INSURANCE COMPANY
                                        /s/ Deborah J. Long
                                        Secretary